LUCID, INC.

2320 Brighton-Henrietta Townline Road

Rochester, New York 14623

December 22, 2011

Ms. Amanda Ravitz

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3720

Re:          Lucid, Inc.

Registration Statement on Form S-1 (File No. 333-173555)

Form 8-A (File No. 001-54570)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities and Exchange Act of 1933, as amended, and Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Lucid, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-173555)(the “Registration Statement”) be declared effective at 9:00 a.m. Eastern Standard Time, on December 27, 2011 (the “Requested Time”) or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  In connection with the request for acceleration of the effectiveness of the Registration Statement, the Company hereby requests that the above referenced Form 8-A (File No. 001-54570) also be declared effective at the Requested Time or at such later time as the Company or its counsel may orally request via telephone call to the Staff.  By separate letter, the representative of the underwriters of the issuance of the securities being registered join in this acceleration request.

In connection with the acceleration request, the Company hereby acknowledges that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)  the Company may not assert comments from the Commission or the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lucid, Inc.

By:	/s/ L. Michael Hone
L. Michael Hone
Chief Executive Officer